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Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Multi Packaging Solutions International Limited
Amendment No. 1 to Registration Statement on Form S-1
Filed August 11, 2015
File No. 333-205278

Dear Ms. Nguyen:

On behalf of our client, Multi Packaging Solutions International Limited, a Bermuda exempted limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on June 26, 2015, as amended by Amendment No. 1 filed with the Commission on August 11, 2015 (“Amendment No. 1”), (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Marc Shore, the Company’s Chief Executive Officer, dated August 24, 2015, from the staff of the Commission (the “Staff”). For your convenience, we are also providing copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format to each of Sandra Eisen, Ethan Horowitz, Anuja A. Majmudar and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 11, 2015

General

1.	We note that affiliates of the lead underwriters to the offering are also lenders under your loan arrangements. In this regard, we also note your intent to repay certain indebtedness using the proceeds of the offering. Please revise your registration statement, as appropriate, to disclose these relationships and any conflicts of interest between your lead underwriters and loan arrangements with affiliates of your lead underwriters. Please also tell us whether you are required to have a qualified independent underwriter in light of your potential conflicts of interest and in accordance with FINRA Rule 5121. Any enhanced disclosure regarding conflicts of interest and a qualified independent underwriter, should be addressed in the risk factor section as well.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 140 in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that at this time, the Company has been advised by the underwriters that the repayment of the Company’s indebtedness with the proceeds of the offering will not result in the receipt by any underwriter or affiliate thereof of five percent or more of the proceeds of the offering, and therefore the Company does not believe that a qualified independent underwriter will be required in accordance with FINRA Rule 5121.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please note that we may have additional comments upon review of a complete prospectus.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it will fill in all blanks other than the information permitted to be excluded pursuant to Rule 430A, and will allow the Staff sufficient time to review the complete disclosure, prior to any distribution of the preliminary prospectus.

Prospectus Summary, page 1

3.	We note your response to our prior comment 3 and the statement throughout the prospectus that you believe the market opportunity across your primary addressable markets is currently in excess of $17 billion. Because such a statement is usually interpreted to refer to annual sales or revenue, please revise to disclose the metric and clarify the basis for such statement. We may have further comments upon review of your revised disclosures.

Response: The Company respectfully notes the Staff’s comment and has revised pages 1, 6, 8 and 83 through 86 to address the Staff’s comment regarding the Company’s primary addressable markets.

4.	For each statement describing your competitive position in your industry and segment, your leadership position and your comparative rate of growth, please disclose the

September 11, 2015

metrics upon which you base such claims. As applicable, please clarify that your metric is based upon the basis of revenue. We note your disclosure on page 3.

Response: The Company respectfully notes the Staff’s comment and has revised pages 1, 2, 7, 10, 85 through 87 and 94 to clarify the metrics upon which such claims are based.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Significant Accounting Policies and Critical Accounting Estimates, page 79

Revenue Recognition, page 81

5.	Our prior comment 12 requested that you provide revised disclosure to provide additional detail explaining your revenue recognition policy in the context of your operations. However, it does not appear that this information was provided in your amended filing. Please revise. Refer to SAB Topic 13.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 79 and F-17 in response to the Staff’s comment. The Company further notes that all of its revenues are for sales of products manufactured and shipped to customers.

Stock-Based Compensation, page 81

6.	We note that you have a stock incentive plan which allows for the grant of options, restricted shares, and restricted units in Mustang Investment Holdings LP. Please revise to provide additional disclosure explaining how these equity-based compensation awards will be treated in connection with your planned reorganizational transactions.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 79-80 in response to the Staff’s comment.

7.	Your revised disclosure states that you rely on the results of a discounted cash flow analysis to estimate the fair value of Mustang Investment Holdings LP common stock, but that you also consider other widely recognized valuation models. Please tell us about the extent to which you rely on different valuation approaches (e.g., reference is made to the market approach in your filing). In addition, explain in greater detail how information derived from different valuation models is used to estimate the fair value of the stock to be used to account for stock-based compensation.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on pages 79-80 and F-51 in response to the Staff’s comment. The Company advises the Staff that in addition to the discounted cash flow valuation methodology, the Company relies on the market approach. The market approach is comprised of two different valuation models, (i) the guideline public companies approach and (ii) the mergers and acquisitions approach. The guideline public companies approach requires that the Company identify a set of guideline public companies and the multiples of historical and projected EBITDA for those guideline companies are applied to Holdings’ EBITDA in order to establish a range of estimated fair value for the equity of Holdings. The mergers and acquisitions approach examines the historical equity value for mergers of companies in the same industry and divides it by the last twelve months revenues and EBITDA and then applies the resulting multiples to Holdings’ net sales and EBITDA.

September 11, 2015

The different valuation methodologies resulted in similar values of the Company. The Company determines a single estimated fair value of the equity equally considering the different methodologies which is used in determining fair value of the equity-based awards.

8.	The revised disclosure provided in response to our prior comment 22 states that, as of the date of the completion of your contemplated offering, compensation cost will be recognized related to the shares held by certain members of management in an entity that holds an investment in Multi Packaging Solutions Global Holdings Limited. Please disclose the amount of additional compensation cost that will be recognized and when this additional cost will be recognized.

Response: The Company respectfully notes the Staff’s comment and has revised its disclosure on pages 80 and F-51 to provide further clarification that the performance condition being met as a result of the contemplate offering is the occurrence of a liquidating event resulting in the return of a specified multiple of invested capital (“MOIC”) and the achievement of a specified internal rate of return (“IRR”) for certain investors. An initial public offering would represent such a liquidating event. The amount of the compensation expense that would be recognized, if any, would be dependent upon the ultimate initial offering price and related MOIC and IRR achieved. The Company intends to provide the Staff with the requested amount of additional compensation cost that will be recognized, if any, when available in a subsequent amendment.

Financial Statements of Multi Packaging Solutions Global Holdings Limited, page F-3

Note 3 — Acquisitions, page F-20

9.	We are currently considering your response to our prior comment 14 and we may have further comments.

Response: The Company respectfully notes the Staff’s comment and understands that, based on further communications with the Staff, the Staff’s comment has been resolved.

Note 12 — Income Taxes, page F-37

10.	We note the revised disclosure provided in response to our prior comment 17. However, it does not appear that you have provided sufficient detail regarding the expiration dates of your net operating loss carryforwards. Please revise your disclosure accordingly. Refer to FASB ASC 740-10-50-3.

Response: The Company respectfully notes the Staff’s comment and has revised the Company’s financial statements on page F-36 through F-38 to include greater detail regarding the expiration dates of the Company’s net operating loss carryforwards.

Note 20 — Stock Options, page F-47

11.

Please provide us with a summary of options granted between the start of your most recently completed fiscal year (i.e., July 1, 2014) and the date of your response by date of issuance showing the fair value of the underlying shares. As part of your response, please explain how the information in the column captioned “Shares Subject to Option” in the

September 11, 2015

table summarizing the status of unvested shares on page F-52 relates to your stock option activity.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that the below table summarizes all equity grants that it has granted since July 1, 2014:

Grant Date	Profits Interests	Weighted Average Exercise Price (or Distribution Threshold)
January 5, 2015	131,000	$20.00
April 16, 2015	20,000	$20.00

The Company has eliminated the table that included the column “Shares Subject to Option,” on page F-52, from the disclosure, as this table was redundant with the preceding table on that same page. Additionally, the Company has added disclosure on page F-52 of the profit interests vested at June 30, 2015, their weighted average exercise prices (or distribution thresholds) and weighted average remaining life in years. The number of profits interests granted pursuant to the 2014 Plan during the fiscal year ended June 30, 2015 reflects the number presented above and all of these profits interests were issued at an exercise price (or distribution thresholds) of $20.00 per profits interest.

12.	The revised disclosure provided in response to our prior comment 24 states that no compensation expense related to performance based options has been recorded as these options vest based on your principal investors obtaining a defined internal rate of return which is a performance condition not likely to be achieved. Please tell us whether the completion of your planned offering will result in the achievement of this performance condition, and if so, describe your planned accounting treatment.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that at this time, the Company is uncertain of the offering price per share and whether such price per share will result in the achievement of this performance condition. If such offering price per share results in the achievement of this performance condition, the Company will recognize compensation expense at the fair value of the awards. Such fair value would be recognized over the remaining vesting period and marked to market on a quarterly basis, with any resulting change in fair value recognized in compensation expense for that quarter.

13.	We note your response to our prior comment 23 that the incentive unit awards discussed on page 109 are the same awards discussed on pages F-51 and F-52. Please revise or explain to us why the description of your equity based awards on page 109 is not consistent with the option awards disclosure on pages F-51 and F-52. Please provide disclosure throughout your filing to describe your equity based awards in a consistent manner.

September 11, 2015

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 79-80 and the Company’s financial statements on pages F-51 through F-53 in response to the Staff’s comment.

Note 22 — Segments, page F-53

14.	We note your response to our prior comment 26, but we were not able to find your disclosure of revenue for each product or each group of similar products. Please revise to provide this information. With your response, include a description of the similarities and differences between the products presented as a group in your amended filing. Refer to FASB ASC 280-10-50-40.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it has revised the disclosure on page F-54 in response to the Staff’s comment.

Exhibits

15.	We note your response to our prior comment 6. Please file the shareholders’ agreement as an exhibit to your registration statement.

Response: The Company respectfully notes the Staff’s comment and advises the Staff that it will file the shareholders’ agreement in a subsequent amendment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marc Shore, Multi Packaging Solutions International Limited

William H. Hogan, Multi Packaging Solutions International Limited

Jason M. Licht, Latham & Watkins LLP

Sandra Eisen

Ethan Horowitz

Anuja A. Majmudar